INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

May 12, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Stone Toro Long Short Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 30, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Stone Toro Long Short Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 517 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.  Update the Series ID on EDGAR to reflect the Fund’s new name and the addition of Class A and Class C Shares.

Response: The Registrant has updated the Series Identification on EDGAR to reflect the name change and the addition of Class A and Class C Shares.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
2.  Footnote 2 to the Fees and Expenses Table states that “These expenses are estimated for the current fiscal year.  Actual expenses may differ from estimates.”  Item 3 of Form N-1A allows only the first sentence.  The second sentence should be omitted from this section.

Response: The Registrant has removed the second sentence from footnote 2 of the Fees and Expenses table.

3.  Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm that this date will be no less than one year from the effective date of the Fund’s registration statement. Also, file the contractual agreement as an exhibit to the registration statement

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date of the amendment to the Registration Statement.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an exhibit to the Amendment.

Example
4.  The second table setting forth expenses if shares were not redeemed should only relate to the Class C shares.  The table should omit information for Class A and Class I shares.

Response: The Registrant has removed the expenses example related to Class A and Class I shares in the second table.

Principal Investment Strategies
5.  Confirm whether “other expenses” in the Fees and Expenses Table includes dividends and interest expense on short sales.

Response: The Registrant has added a new row to the Fees and Expenses Table for the line item  “dividends and interest expenses on short sales”.

6.  As disclosed in the principal investment strategies section, the Fund will invest in exchange traded funds (‘ETFs”).  Confirm whether there should be a line item in the Fees and Expenses Table for acquired fund fees and expenses.

Response: The Registrant confirms that the estimated acquired fund fees and expenses for the first fiscal year is less than 1 basis points.  Accordingly, the Fees and Expense Table has not been revised to set forth acquired fund fees and expenses in a separate line.

7.  The fourth paragraph states, “The Fund will seek to be 110% long (which means the Fund would short sell 10% of the Fund portfolio’s value and use the proceeds from those short sales to take additional long positions), and 85% short (which means the Fund would short sell 85% of the portfolio’s value), resulting in a 25% net exposure to the market.”  Provide the upper limits on these thresholds.

Response:  The Registrant has revised the paragraph as follows (the bold font is added disclosure and the striked font is deleted text.):

Generally the Fund’s long portfolio will consist of approximately 50 securities while the short portfolio will typically be comprised of 40 securities.  The Fund will seek to be approximately 110% long ~~(which means the Fund would short sell 10% of the Fund portfolio’s value and use the proceeds from those short sales to take additional long positions),~~ and approximately 85% short with respect to its equity positions ~~(which means the Fund would short sell 85% of the portfolio’s value)~~, resulting in a 25% net exposure to the market. The Fund will not exceed 140% long and 110% short with respect to its equity positions.  The Fund’s net equity market exposure may range from 0% to 50%.  The Fund will comply with all leverage restrictions required by Section 18 of the 1940 Act and subsequent determinations of the SEC and any other regulatory limitation.  The Fund intends to combine the long and short portfolios to seek to reduce both volatility and correlation relative to the U.S. equity markets.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Exchange-Traded Funds (“ETFs”)
8.  The disclosure for ETFs is under “Other Investment Strategies, Polices and Risks”.  Confirm whether ETFs are considered principal investment strategies.  Move the disclosure accordingly.

Response:  The Registrant confirms that investments in ETFs are principal investment strategies.  References to these securities have been moved to the section “Principal Investment Strategies, Policies and Risks”.

Credit Default Swaps
9.  Disclose that if the Fund sells protection for credit default swaps, it will segregate liquid assets in the amount of the full notional value for asset coverage.

Response:  The Registrant has added disclosure that the Fund will segregate liquid assets in the amount of the full notional value when selling protection on credit default swaps.

Ownership of the Fund by the Portfolio Manager
10.  Confirm whether the portfolio manager owns shares of the Fund and make the disclosure consistent with the section entitled, “Control Persons, Principal Shareholders, and Management Ownership”.

Response:  The Registrant has updated the disclosure under “Ownership of the Fund by the Portfolio Manager.”

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary

3